

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2013

<u>VIA E-mail</u>
Mr. Jifan Gao
Chief Executive Officer
Trina Solar Limited
No. 2 Tian He Road
Electronics Park, New District
Changzhou, Jiangsu 213031
People's Republic of China

> **Re:** **Trina Solar Limited**
> **Form 20-F for the year ended December 31, 2012**
> **Filed April 2, 2013**
> **File No. 001-33195**

Dear Mr. Gao:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2012</u>

<u>Item 5. Operating and Financial Review and Prospects, page 47</u>

<u>Critical Accounting Policies, page 56</u>

<u>– Impairment of Long-lived Assets, page 57</u>

1.   We note your disclosure here regarding your evaluation for potential impairment of long-lived assets. We also note that you experienced significant operating and cash flow losses during the year ended December 31, 2012, which you cite as an indicator of impairment. Please clarify for us whether you performed an assessment of the

recoverability of your long-lived assets in 2012. If so, please provide us with details regarding your assessment, including significant assumptions utilized in the determination of the fair value of your long-lived assets and a summary of the information you considered that supports the recoverability of your long-lived assets at December 31, 2012. If you did not perform an assessment of the recoverability of your long-lived assets in 2012, please explain to us your basis for concluding that you did not need to perform such analysis.

2.   Further to the above, we note that your revenues declined 37% in 2012 compared to 2011. You state that you consider capacity utilization in your consideration of potential impairment, but that you "have effectively utilized most, if not all, of [your] capacity in the past and have had to outsource some of [your] production in order to meet demand." Please provide us with additional details regarding your capacity utilization in 2012. Clarify how you utilized most, if not all, of your capacity in 2012 given the revenue declines. Also tell us how much of your production you had to outsource in order to meet demand.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lynn Dicker, Staff Accountant, at (202) 551-3616 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief